UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

REGAN HOLDING CORP.
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
75884U205
(CUSIP Number)
November 1, 1991
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75884U205	Page 2 of 5 Pages

1.	Name of Reporting Person	Lynda Pitts, Trustee of RAM Investments Trust
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	California
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	11,240,733
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	11,240,733
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,240,733
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	46.7%
12.	Type of Reporting Person	IN (Individual)

CUSIP No. 75884U205	Page 3 of 5 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

Regan Holding Corp.

(b)	Address of Issuer’s Principal Executive Offices:

2090 Marina Avenue

Petaluma, CA 94954

Item 2.

(a)	Name of Person Filing:

Lynda Pitts, Trustee of RAM Investments Trust

(b)	Address of Principal Business Office of each Reporting Person:

2090 Marina Avenue

Petaluma, CA 94954

(c)	Place of Organization of each Reporting Person:

California

(d)	Title of Class of Securities:

Series A Common Stock, no par value

(e)	CUSIP Number:

75884U205

CUSIP No. 75884U205	Page 4 of 5 Pages

Item 3.	Statements filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The reporting person held these shares prior to the Issuer becoming a reporting company. On November 1, 1991 the Issuer became a reporting company. The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based on 24,076,000 shares of Common Stock outstanding as of January 1, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 75884U205	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2010

Lynda Pitts, Trustee of RAM Investments
By:	/s/ Lynda Pitts